BARATTA & GOLDSTEIN
                                ATTORNEYS AT LAW
                                597 FIFTH AVENUE
                              NEW YORK, N.Y. 10017
                                   ----------
JOSEPH P. BARATTA               (212) 750-9700        FACSIMILE:  (212) 750-8297
HOWARD J. GOLDSTEIN                                     BARAGOLD@COMPUSERVE.COM
       -----------
LOUIS R. AIDALA                                                      OF COUNSEL
JOAN PALERMO                                                MARGARET M. STANTON
JOSEPH A. BARATTA*                                               LINDA MARYANOV
                                                           SAMUEL M. GREENFIELD
*  Admitted in NY and NJ



                                 April 27, 2001


VIA FACSIMILE
Seth E. Tobin, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street
Mail Stop 4-7
Washington, D.C. 20549

                              Re: 1st Miracle Group, Inc.
                                  Registration Statement on Form 10-SB
                                  SEC File No. 0-32397

Dear Mr. Tobin:

On behalf of 1st Miracle Group Inc. (the "Company"), we are today voluntarily withdrawing the Company's Registration Statement on Form 10-SB (the "Form 10-SB") originally filed with the Securities and Exchange Commission on February 27, 2001, in order to permit the Company additional time to respond to comments raised by the Commission. The Form 10-SB originally filed by the Company was filed voluntarily.

If you have any questions regarding the foregoing, please fell free to contact me at your convenience.

                                Very truly yours,
                                BARATTA & GOLDSTEIN


                                /s/ Joseph A. Baratta
                                Joseph A. Baratta

JAB/mmc